82-913

J Sainsbury plc

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 5 August 2004

Dear Sir

Share Purchases with Proceeds of the Return of Capital

Please find enclosed copies of the above announcements made to the London Stock Exchange on 3 August 2004.

Yours sincerely

PP S. Lam

Hazel Jarvis
Assistant Company Secretary

Enc

dlw 8/17

3rd August 2004

The Trustees of the J Sainsbury plc Employee Share Ownership Trust, Computershare Trustees (C.I.) Limited have advised the Company that they have made the following ordinary share purchases with the proceeds of the Return of Capital:

2 August 2004 250,000 @ £2.6942
2 August 2004 250,000 @ £2.6875
2 August 2004 250,000 @ £2.685
2 August 2004 304,608 @ £2.68
30 July 2004 250,000 @ £2.68
30 July 2004 437,500 @ £2.69
30 July 2004 250,000 @ £2.695
30 July 2004 250,000 @ £2.69
29 July 2004 300,000 @ £2.67
29 July 2004 500,000 @ £2.655

At the close of business on 2 August 2004 the Trustees held 24,336,858 ordinary shares in J Sainsbury plc.

END